File No. 812-________

UNITED STATES OF AMERICA

SECURITIES EXCHANGE COMMISSION

WASHINGTON, DC  20549-9303

___________________________________________________________________

APPLICATION PURSUANT TO SECTION 6(c) OF

THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

___________________________________________________________________

In the Matter of:

BRIX REIT, Inc.

3090 Bristol Street Suite 550

Costa Mesa, CA 92626

April 23, 2019

___________________________________________________________________

Written or oral communications regarding this Application should be addressed to:

Gregory W. Preston, Esq.

Corporate Law Solutions, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

(949) 760-0107

___________________________________________________________________

This Application (including Exhibits) consists of 17  pages.

The Exhibit Index is on page 15.

Page 1 of 17 Sequentially Numbered Pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of BRIX REIT, Inc. 3090 Bristol Street Suite 550 Costa Mesa, CA 92626 File No. 812- _________	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

BRIX REIT, Inc. (“BRIX”), a real estate investment trust, hereby applies for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), temporarily exempting BRIX from all provisions of the Act during the period from April 23, 2019, to April 23, 2020.

SUMMARY OF THE APPLICATION

Since April 23, 2018, BRIX has been relying on Rule 3a-2 under the Act (“Rule 3a-2”), as a so-called “transient investment company.”  As required by Rule 3a-2, BRIX’s Board of Directors (the “Board”) adopted resolutions evidencing BRIX’s intent to be engaged, as soon as reasonably possible and, in any event, within the one-year period allowed by Rule 3a-2 (the “Rule 3a-2 Period ”), in a business other than that of investing, reinvesting, owning, holding or trading in securities.

On April 16, 2018, BRIX received its Notice of Qualification from The Securities and Exchange Commission (the “Commission” or “SEC”) for the commencement of its $50,000,000 Regulation A-Tier 2 common stock offering (the “Reg A+ Offering”). Like many other companies engaged in public stock offerings, BRIX made initial investments in the securities of companies engaged in BRIX’s then-core primary operating company business model: (i) to acquire direct student housing properties ownership, and (ii) to manage and operate those student housing properties (the “Initial Investment Criteria”). On April 23, 2018, BRIX made its initial $5.5 million investment in a student housing property investment vehicle controlled by Arrimus Capital Advisors, LLC (”Arrimus”), which resulted in more than 40% of its total assets exclusive of cash and government securities (“adjusted total assets”) to consist of “investment securities” within the meaning of Section 3(a)(2) of the Act (the “40% Test”); and thereafter BRIX has invested an additional $407,000 in Arrimus controlled student housing property investment vehicles (collectively, the “Arrimus Investments”).(1)

Since it began relying on the Rule 3a-2 safe harbor, BRIX’s management has worked diligently to come into compliance with either the 40% Test under Section 3(a)(1)(C) of the Act or the 45% asset test under Rule 3a-1 under the Act (the “45% Test” and, together with the 40% Test, being collectively referred to as the “Asset Tests”)(2) through its Initial Investment Criteria; which direct property acquisitions would then decrease its holdings in non-controlled properties and bring BRIX into compliance with the Asset Tests.  However, despite its diligent efforts, the student housing property acquisition landscape changed dramatically as historically attractive student housing properties, as compared to comparable quality traditional multi-family properties, became substantially more expensive as measured by capitalization rate, or “cap rate.”(3)

1. A description of the Arrimus Investments is set forth in note 7 below.

2. Final Rule: Certain Prima Facie Investment Companies, Rel. No. IC-11551 (Jan. 14, 1981) (“3a-1 Adopting Release”) and Proposed Rule: Certain Prima Facie Investment Companies, Rel. No. IC-10937 (Nov. 13, 1979) (“3a-1 Proposing Release”).  BRIX expects that, by the end of the relief period requested, it will not be an investment company by reason of reliance on Rule 3a-1.  Whether an issuer may rely on Rule 3a-1 is a question of fact.  BRIX acknowledges that any relief granted by the SEC pursuant to this Application is not to be construed as an acknowledgement by the SEC or its Staff that BRIX will meet the requirements of Rule 3a-1 upon the conclusion of the relief period.

3. Cap rate is the percentage anticipated unleveraged first year net investment return divided by property purchase price. Cap rate and purchase price move in an inverse relationship – a lower cap rate translates into a higher purchase price.

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As a result, BRIX was unsuccessful in its efforts to acquire targeted student housing properties at prices that would meet its Initial Investment Criteria; therefore, on December 14, 2018, BRIX announced a new and expanded investment criteria: direct ownership and operation of (i) quality student housing properties, (ii) more traditional residential multi-family properties, and (iii) single-tenant income-producing retail and commercial properties such as quick service restaurants, grocery and convenience stores, fitness centers and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities (the “Current Investment Criteria”).

Since the adoption of the Current Investment Criteria, Brix has been under contract to acquire properties, subject to financing and customary due diligence, and has identified numerous other properties that BRIX believes it can acquire in order to establish itself as a non-investment business within one year after the expiration of its safe harbor period under Rule 3a-2 (i.e., by April 23, 2020), if not sooner.

The Securities and Exchange Commission (the “Commission” or “SEC”) has indicated that exemptive relief beyond the one-year Rule 3a-2 Period is appropriate when an applicant’s good faith efforts to transition to a non-investment business or an excepted business were prevented by factors beyond the applicant’s control.(4)  The circumstances described herein strongly evidence that factors beyond BRIX’s control thwarted the substantial, good faith efforts of its officers to effect an orderly and expeditious transition.  Accordingly, BRIX believes that a grant of additional time for BRIX to establish itself as a non-investment company is consistent with Commission precedent and with the standard for relief under Section 6(c) that an exemption be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.

4. See, e.g., Final Rule: Transient Investment Companies, Rel. No. IC-11552 (Jan. 14, 1981) (“3a-2 Adopting Release”); Proposed Rule: Transient Investment Companies, Rel. No. IC-10943 (Nov. 16, 1979) (“3a-2 Proposing Release”); Steel Partners Holdings L.P., Rel. No. IC-30056 (April 27, 2012) (notice) and Rel. No. IC-30070 (May 23, 2012) (order) (“Steel”); Firstmark Corp., Rel. No. IC-25205 (Oct. 5, 2001) (notice) and Rel. No. IC-25248 (Oct. 31, 2001) (order) (“Firstmark”); Completel Europe N.V., Rel. No. IC-24586 (Jul. 28, 2000) (notice) and Rel. No. IC-24623 (Aug. 28, 2000) (order) (“Completel”); Advanced Ross Corporation, Rel. No. IC-17955 (Jan. 22, 1991) (notice) and Rel. No. IC-18002 (Feb. 19, 1991) (order); Cityfed Financial Corp., Rel. No. IC-20074 (Feb. 15, 1994) (notice) and Rel. No. IC-20135 (March 15, 1994) (order).  Relief has also been conditioned on an applicant’s agreement not to invest capital for speculative purposes.

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I.	THE APPLICANT

BRIX, a Maryland corporation with its principal executive offices at 3090 Bristol Street Suite 550 Costa Mesa, California 92626, is a real estate investment trust conducting the Reg A+ Offering for the purpose of raising investor funds primarily for the acquisition and direct ownership, management and operation of residential, retail and commercial leased properties (“BRIX Properties”). Generally, BRIX seeks to acquire full ownership of the BRIX Properties and be viewed as long-term owner and realize value through its operation of the BRIX Properties rather than through their sale.(5)

BRIX expects to use a substantial amount of the net proceeds from the Reg A+ Offering to acquire direct ownership of properties that meet the Current Investment Criteria which includes quality student housing properties, more traditional residential, multi-family properties, single-tenant income-producing retail and commercial properties, and other investments in locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.

In addition to student housing and other residential properties, the Brix acquisition targets include the following retail and commercial properties located near colleges and universities or other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities:

•              quick service restaurants, along with other casual dining concepts (“QSR”) such as Starbucks, McDonalds, Burger King, El Pollo Loco, Chick-fil-A, Mod Pizza, Kentucky Fried Chicken, Chili’s, Applebee’s, Buffalo Wild Wings, Panera Bread, Olive Garden and BJ’s Restaurant;

•              grocery and convenience stores (“GC-Stores”) such as grocers: Albertsons, Kroger, SuperValu, Meijer, Natural Grocers, Schnucks, Winn-Dixie, Whole Foods, Sprouts Framers Market and Aldi; and convenience stores, which may or may not include a gas station component such as: 7-Eleven, Circle K, Speedway, Casey’s, Murphy USA, AmPm, Kwik Shop, Pilot, ExtraMile, Wawa, QuikTrip, Cumberland Farms, Sheetz, and RaceTrac; and

•              fitness centers (“FC”) such as LA Fitness, 24 Hour Fitness, Planet Fitness and Crossfit.

While youth-oriented fixed income and equity securities investments are also included in the Current Investment Criteria, no such investments will be made until after BRIX has become compliant with the Assets Tests and provided that any such investments would not cause Brix to fall out of compliance.

The BRIX goal is to generate a relatively predictable and stable current stream of income for its investors with the potential for long-term capital appreciation in the value of the BRIX Properties. BRIX plans to diversify its portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing properties that provides attractive and stable returns to its stockholders.

5. Although BRIX may, from time to time, determine to sell one or more of the BRIX Properties, it does not define a time or specific facts that will lead to a sale.  Rather, the Brix Properties will be held for an indeterminable period.

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II.	STATEMENT OF THE FACTS

Following commencement of the Reg A+ Offering, BRIX acquired the first of the Arrimus Investments in order to create a dividend stream and preserve value for its investors, while pursuing numerous student housing property acquisitions. However, BRIX was unable to make any acquisitions that would meet the underwriting requirements of its Initial Investment Criteria, due in large part to the asset price inflation that was occurring in the student housing marketplace. Therefore, Brix made the additional Arrimus Investments as part of its effort to market itself to investors as it continued to scour the potential acquisition landscape.

In 2017, when BRIX first contemplated student housing as its central property acquisition class, student housing properties were trading in the approximate 6% cap rate range, while comparable quality traditional multi-family properties were trading in the approximate 5% cap rate range. Thus, the first-year unleveraged yield for student housing properties was approximately 20% higher than multi-family properties (e.g. 6% is 20% greater than 5%). This was an attractive acquisition environment when originally crafted as the Initial Investment Criteria.

Unfortunately, since 2017, and continuing over the course of 2018 and until now, this 20% favorable premium has narrowed considerably, to less than half. This narrowing is a result of increased capital flows into the student housing acquisition marketplace, which pushed prices up and cap rates down. As a result, the competitive advantage originally envisioned in the student housing investment market as measured by relative cap rates has materially dissipated. A recent example of this phenomenon was the acquisition of the second largest publicly traded student housing REIT, Education Realty Trust (NYSE: EDR), which was acquired at a premium to net asset value by Blackstone and Greystar.

As a result of the increased attention and investment activity in the student housing marketplace, resulting in lower cap rates and higher prices, BRIX adopted the Current Investment Criteria in order to expand the real estate asset classes that it may purchase. BRIX has since been working diligently to become a non-investment company through the acquisition of one or more properties within this expanded class and has $7.8 million of available purchasing power which, when deployed, would result in properties acquisitions that would satisfy the Asset Tests. As described below, Brix currently has one property worth $6.5 million under contract subject to due diligence contingencies and its investment committee is evaluating other potential acquisitions (the “Acquisition Targets”) on a weekly basis.

While BRIX has explored the possibility of selling the Arrimus Investments in order to satisfy the Asset Tests, the illiquidity and long-term holding nature of these private entity investments make any sale highly problematic from a price and timing standpoint. BRIX believes that any immediate sale would be at a discount and result in a substantial loss of BRIX investors’ capital. BRIX also believes that an orderly sale with a buyer at an acceptable price would take as much or more time than it would take to satisfy the Asset Tests through properties acquisitions by BRIX under the Current Investment Criteria.

A.	BRIX’s Investment Company Act Status

BRIX became subject to the Act solely because it used the Arrimus Investments to provide a source of funds for monthly distributions to its investors during the time it was identifying direct ownership properties to acquire with the proceeds from the Reg A+ Offering. The Arrimus Investments are illiquid interests in student housing investment vehicles(6), that fall within the definition of investment securities under the Act and thereby cause BRIX to arguably fall within the definition of an investment company in Section 3(a)(1)(C) of the Act, even though that definition is not an accurate depiction of BRIX’s business model.(7)

6. The Arrimus Investments are as follows:

ACA Stadium View. BRIX acquired its initial student housing real estate investment through the acquisition of an approximate 31.56% interest in ACA Stadium View Student Housing DST, a Delaware Statutory Trust controlled by an affiliate of Arrimus Capital Advisors, LLC. The purchase price for the investment was $5,500,000. ACA Stadium View owns a student housing development, known as “Stadium View Suites,” which is located in Ames, Iowa near the Iowa State University campus.

AC Prado. BRIX owns a $75,000 investment (an approximate 0.5% interest) in AC Prado, LLC, a limited liability company that owns a student housing development known as “Prado” near the University of Texas, San Antonio campus.

212 East. BRIX owns a $200,000 investment (an approximate 1.0% interest) in ACA Illinois Tier 1 Student Housing DST, a Delaware Statutory Trust controlled by an affiliate of Arrimus Capital Advisors, LLC, which acquired a student housing development, commonly known as “212 East,” located near the University of Illinois at Urbana-Champaign campus.

Villas on 26th. BRIX owns a $132,000 investment (an approximate 1.0% interest) in AC Villas, LLC, an affiliate of Arrimus Capital LLC, which ouns a student housing development located near the University of Texas, Austin campus.

7. Practitioners often refer to holdings that are not investment securities, government securities or cash items for purposes of the Asset Tests as “good assets” as these assets increase the denominator for such Asset Tests without also increasing the numerator.

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B.	BRIX’s Efforts to Meet the Asset Tests

1.	Following Commencement of the Reg A+ Offering, BRIX Attempted to Acquire BRIX Properties Under its Initial Investment Criteria that Would Satisfy the Assets Tests

From May 2018 through September 2018, BRIX targeted and made acquisition offers on three (3) student housing properties each valued at a minimum of $14.0 million that, if acquired would have satisfied the Asset Tests. During the fourth quarter of 2018, BRIX also made an offer on a $15.0 million multi-family property that, if acquired would have satisfied the Asset Tests. However, these properties were ultimately sold to buyers who were willing to pay more than what management considered prudent and in the best interest of BRIX investors. Therefore, BRIX adopted the Current Investment Criteria to allow it to pursue direct property ownerships that would satisfy the Asset Tests.

2.	BRIX Adopted the Current Investment Criteria and Expanded the Scope of Targeted BRIX Properties Investment Opportunities in Order to Meet the Asset Tests

With the goal of finding an appropriate solution to becoming a non-investment company, BRIX adopted the Current Investment Criteria to allow it to pursue direct properties ownerships that would satisfy the Asset Tests. During the fourth quarter of 2018 and first quarter of 2019, BRIX targeted and made an acquisition offer on a $9.7million fitness center that, if acquired would have satisfied the Asset Tests. However, BRIX was unable to obtain the tenant’s consent to a lot line adjustment that was essential to complete this acquisition. During the first four months of 2019, BRIX targeted a second fitness center valued at $12.4 million but was unable to obtain acceptable financing for this property. Since the failure of these two attempted fitness center acquisitions, BRIX has identified and is in the process of acquiring Acquisition Targets that will allow it to meet the Asset Tests.(8)

BRIX is highly motivated to satisfy the Assets Test, not only to avoid the onus of becoming a registered investment company, but also because additional BRIX Properties acquisitions will enhance its Reg A+ Offering efforts. Due to the Acquisition Target not being then under contract, on April 15, 2019, BRIX announced that it was temporarily suspending the Reg A+ Offering until such time as a further acquisition is in progress. Among the reasons for suspending the offering was the BRIX prohibition against any further securities investments which prevents BRIX from being able to put investor proceeds immediately to work. Therefore, BRIX is very incentivized to identify Acquisition Targets that can be closed near term in order to recommence the Reg A+ Offering.

8. BRIX recently entered into a purchase and sale agreement to acquire a $6.5 million grocery store in Normal, Illinois that is located near a university. BRIX is also considering potential acquisitions of fast-food restaurants valued at $2.0 million to $3.0 million. If BRIX is able to acquire the grocery store and one of the fast-food restaurants, it would satisfy the Assets Test.

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The BRIX properties acquisition efforts since invoking Rule 3a-2 clearly evidence its intent to achieve its non-investment company business model, as a company owning, managing and operating residential and commercial properties, which assets and activities are outside the scope of the Act.  Given the sincerity of these efforts, the progress made to date and the likelihood that BRIX, if it continues on the course it has set, will (at a minimum) conform to the Forty Five Percent Test on or before the end of the period for which relief is requested herein, BRIX submits that its request for additional time to continue the ongoing effort to come into conformity with the Asset Tests is consistent with the policies and purposes of the Act, including the protection of BRIX’s investors at large.

3.	BRIX has Investigated Liquidation of the Arrimus Investments.

BRIX also has explored the possibility of selling the Arrimus Investments in order to satisfy the Asset Tests; however, the illiquidity and long-term holding nature of these private entity investments make any sale highly problematic from a price and timing standpoint. Therefore, BRIX believes that any immediate sale would be at a discount and result in a substantial loss of BRIX investors’ capital. BRIX also believes that an orderly sale with a buyer at an acceptable price would take as much or more time than it would take to satisfy the Asset Tests through its ongoing properties acquisition efforts under the Current Investment Criteria.

III.	RELIEF REQUESTED

BRIX respectfully requests an order temporarily exempting it from all provisions of the Act during the period from April 23, 2019, to April 23, 2020.(9)  BRIX undertakes that during the period for which an exemption is provided, it will (i) continue to make all deliberate efforts to further establish its business as a global diversified holding company or take other actions to become primarily engaged in another non-investment business and (ii) prohibit any further securities investments.

A.	Applicable Law

Section 3(a)(1)(A) of the Act defines the term “investment company” to mean any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.”  Section 3(a)(1)(C) of the Act defines “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  Generally, any issuer meeting the definition of an investment company is subject to all applicable provisions of the Act and must register with the Commission under Section 8 of the Act, unless it meets the terms and conditions of various exceptions provided by the Act including, but not limited to, those provided in Section 3(c) of the Act, or in rules adopted by the Commission under the Act.

9. While BRIX does not concede that it would become subject to the requirements of the Act upon the mere expiration of the one year safe harbor period afforded by Rule 3a-2, BRIX believes the relief requested is necessary and appropriate in light of the significant adverse consequences to BRIX and its investors that could result if BRIX were determined to be out of compliance with the Act’s registration provisions.  The SEC has previously granted exemptions from the Act for additional periods following the expiration of an applicant’s 3a-2 safe harbor period.  See, e.g., Steel, supra note 4; Firstmark, supra note 4; Completel, supra note 4; Europe N.V., Rel. No. IC-24586 (Jul. 28, 2000) (notice) and Rel. No. IC-24623 (Aug. 28, 2000) (order) (“Completel”); Pay-n-Save Inc., Rel. No. IC-17028 (June 23, 1989) (notice) and Rel. No. IC-17078 (July 21, 1989) (order) (“Pay-n-Save”); and Vestar, Inc., Rel. No. IC-16407 (May 19, 1988) (notice) (the “Vestar Notice”) and Rel. No. IC-16433 (June 13, 1988) (order) (the “Vestar Order”).  In certain instances, the timing of an applicant’s request was such that the SEC may not have had sufficient time to grant relief prior to the expiration of the applicant’s Rule 3a-2 Period.  In these circumstances, the SEC has granted relief that related back to a date prior to the issuance of the relevant order.  See, e.g., Pay-n-Save (order granted July 21, 1989, for the period from June 29, 1989, through March 1, 1990); Vestar Notice (temporary order exempting Vestar from all provisions of the Act pursuant to Section 6(c) granted on May 19, 1988, to be effective “during the period from November 12, 1987 until the SEC shall make a final determination on the application”); Vestar Order (final order granted on June 13, 1988, for “the period from November 12, 1987, to . . . November 12, 1988”).

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One such rule, Rule 3a-1, provides an exclusion from the definition of an investment company for certain prima facie investment companies “whose asset composition and sources of income would provide conclusive evidence that such companies are not investment companies for purposes of section [3(a)(1)(C)] of the Act.”(10) Specifically, notwithstanding Section 3(a)(1)(C) of the Act, Rule 3a-1 deems a company not to be an investment company if, among other things, at least 55% of its adjusted total assets are “good assets”.  In the context of Rule 3a-1, “good assets” include any asset that is not an investment security for purposes of the Forty Percent Test as well as interests in certain “primarily controlled” subsidiaries.(11)  Section 2(a)(9) of the Act states that there is a presumption of control if a company holds at least 25% of the outstanding voting securities of a subsidiary and a presumption of a lack of control if a company owns less than 25% of the outstanding voting securities of a subsidiary.  Control is primary if “the degree of the issuer’s control is greater than that of any other person.”(12)

Extraordinary business occurrences that result in changes to the value or composition of an issuer’s assets may temporarily cause that issuer to meet the definition of an investment company or be unable to rely on an exception.  Courts, the Commission and the Staff have long recognized the principle that, in appropriate circumstances, an issuer that truly intends to become compliant with the Act should be afforded reasonable time to allow for its return to a non-investment or excepted business before subjecting the issuer to the Act.(13)  Rule 3a-2 provides a non-exclusive safe harbor codifying this principle.  Under Rule 3a-2, a company which finds itself in such circumstances and has a bona fide intent to be engaged in a business that is not subject to the Act is provided a period of up to one year, during which it will not be considered to be an investment company subject to the Act, to make an orderly transition to a non-investment business or to comply with the terms and conditions of an exception from the definition of an investment company pursuant to the Act or one of the rules thereunder.

10. 3a-1 Proposing Release, supra note 2.  At the time that Rule 3a-1 was proposed and adopted, current Section 3(a)(1)(C) of the Act was codified as Section 3(a)(3) of the Act.

11. See Rule 3a-1(a)(4) (including, among the securities holdings that are not included in the numerator of the Forty Five Percent Test, “securities issued by companies (i) [w]hich are primarily controlled by such issuer; (ii) [t]hrough which such issuer engages in a [non-investment business]; and (iii) [w]hich are not investment companies.”).

12. Health Communications Services, Inc. (pub. avail. Apr. 26, 1985).  In the 3a-1 Proposing Release, the SEC justified the “primarily control” standard on the basis that the “Act . . . infer[s] that a company actually does business ‘through’ any company of which it is majority owner.  The proposed rule’s requirement that companies which are not majority owned be “controlled primarily” by an issuer which does business ‘through’ the company provides an identical standard.”; 3a-1 Proposing Release, supra note 2.

13. See, e.g., SEC v. Fifth Avenue Coach Lines, Inc., 289 F. Supp. 3 (S.D. N.Y. 1968) (“Fifth Ave. Coach”) (holding that defendant Fifth was still in a period of transition because all of its proposed acquisitions had fallen through for one reason or another); 3a-2 Adopting Release, supra note 5 (stating that “[R]ule [3a-2], which reflects previous no-action assurances in this area, excludes certain issuers – which otherwise would be considered investment companies because of unusual corporate occurrences – from complying with the Act.”); Missouri River Gold & Gem Corporation (pub. avail. Jun. 30, 1986) (“Missouri River”).

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In some cases, a one year period may be insufficient, despite a company’s best efforts, to allow for a lasting transition away from investment company status.  For this reason, the Rule 3a-2 Adopting Release specifically notes that the intent of Rule 3a-2 is to provide a clear safe harbor for transient investment companies and not to preclude such a company from seeking either no-action assurance from the Staff or an exemptive order from the Commission with respect to a period greater than one year or where it may otherwise be unable to rely on Rule 3a-2.(14)  In determining whether to grant such a request, the Commission and its Staff consider factors suggesting that the company’s transition period is “temporary” even where it exceeds one year.  Generally, the Commission and its Staff have deemed relief to be reasonable where: (i) the failure of the company to become primarily engaged in a non-investment company business within one year was due to factors beyond its control; (ii) the company’s officers and employees tried, in good faith, to effect the company’s investment of its assets in such a business; and (iii) the company invested in a manner intended to preserve the value of its assets.(15)

Additionally, Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person from any provisions of the Act or any rule or regulation thereunder to the extent that the exemption (i) is necessary in the public interest, (ii) consistent with the protection of investors, and (iii) is consistent with the purposes fairly intended by the policy and provisions of the Act.

B.	Need for Relief

Since invoking the non-exclusive safe harbor provided by Rule 3a-2, BRIX’s officers have worked diligently to return to a non-investment, real estate operating company business, but have found the process taking longer than expected due to factors beyond BRIX’s reasonable control.  Under present circumstances, and despite the good faith efforts of its officers, BRIX has been unable to acquire its BRIX Properties to the extent necessary to satisfy the Asset Tests by April 23, 2019, because of, among other things, current adverse student housing market conditions have frustrated BRIX’s ability to acquire the properties required to conform its balance sheet to the Asset Tests within the one year period allotted by Rule 3a-2.

For these reasons, BRIX respectfully requests that the Commission grant an order under Section 6(c) of the Act temporarily exempting BRIX from all provisions of the Act during the period from April 23, 2019 to April 23, 2020, so as to provide BRIX with additional time to complete its property acquisitions.  Should such an order be granted, BRIX undertakes to continue to make deliberate efforts to acquire the BRIX Properties or take other actions to become primarily engaged in another non-investment or excepted business and to continue to focus its business activities in furtherance of this goal.

1.	BRIX Meets Commission and Staff Tests for Extensions of the Rule 3a-2 Period

Rule 3a-2 is a non-exclusive safe harbor codifying pre-existing positions of the Commission, the Staff and courts, that a reasonable transition period should be provided to an issuer that temporarily finds itself within the purview of the Act.  Moreover, the Commission has made clear that the one year period provided by Rule 3a-2 represents a presumption that such a period is reasonable and not a determination that, in all cases, a longer period is unreasonable.  Indeed, the Commission release announcing the adoption of Rule 3a-2 specifically and clearly “emphasizes that the rule creates a ‘safe harbor’ for transient investment companies and is not intended to preclude a company from seeking either a no-action assurance from the Commission’s staff or a Commission order of exemption.”(16)  The Staff has indicated, in no-action letters, factors that should be considered when determining if an extension of the safe harbor is appropriate, which the Commission has applied in considering exemptive relief:

14. 3a-2 Adopting Release, supra note 4.

15. See, e.g., Firstmark, supra note 4; Sensar Corporation, Rel. No. IC-25320 (Dec. 19, 2001) (notice) and Rel. No. IC-25361 (Jan. 14, 2002) (order) (“Sensar”).  See also Verde Venture, Inc. (pub. avail. Apr. 27, 1988); Moraga Corp. (pub. avail. Oct. 31, 1981); Mallory Randall Corp. (pub. avail. Aug. 12, 1981); Medidentic Mortgage Investors, Inc. (pub. avail. May, 23, 1984) (“Medidentic”); Shearson-Murray Real Estate Fund II, Ltd., (pub. avail. Sep. 26, 1980).

16. 3a-2 Adopting Release, supra note 4.

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Whether a longer period also would be deemed temporary would depend on such factors as (1) whether the failure of the company to become primarily engaged in a non-investment business or excepted business or liquidate within one year was due to factors beyond its control; (2) whether the company's officers and employees during that period tried, in good faith, to effect the company's investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (3) whether the company invested in securities solely to preserve the value of its assets.(17)

BRIX’s non-conformity with the Asset Tests was the result of investments of investor proceeds from the Reg A+ Offering while BRIX Properties were being sourced, in order to create interim investor value.  Since invoking the Rule 3a-2 safe harbor, BRIX’s officers have worked diligently to return to a non-investment company business, but this process has taken longer than expected because of the adverse student housing market conditions for conducting the required property acquisitions.  BRIX’s transactions in securities since April 23, 2018, have not been for speculative purposes but, rather, for investing Reg A+ Offering proceeds in companies that met its student housing business model under the Initial Investment Criteria. While finding properties to acquire under that criteria proved unsuccessful, BRIX is confident that sufficient properties will be acquired under the Current Investment Criteria that will satisfy the Asset Tests within the exemption period being requested.

a.	While BRIX’s Management has Acted in Good Faith to Transition to a Non-Investment business, BRIX has been Unable to do so Due to Factors Beyond its Control.

Since the beginning of its Rule 3a-2 Period, BRIX has worked diligently to bring its holdings into compliance with one of the Asset Tests.  The progress BRIX has made in having a property in escrow and in the process of closing and other property acquisitions being actively investigated, evidences BRIX’s intent to meet the Asset Tests as soon as is possible.  However, the adverse student housing market and the time needed to acquire Current Investment Criteria properties have delayed BRIX’s efforts. In addition, the illiquidity of the Arrimus Investments has restricted BRIX’s freedom of action and timing to dispose of those investments in a manner that would maximize investor value.

b.	BRIX’s Arrimus Investments have been Consistent with the Preservation of Value and Efforts to Return to an Excepted or Non-Investment Business.

The Commission has previously granted exemptive relief to issuers who hold or acquire non-compliant assets “to preserve . . . value” while pursuing transactions that would allow for an orderly transition to an excepted or non-investment business, particularly where such preservation was necessary to accomplish the intended transition.(18)  Each of BRIX’s purchases of securities since it invoked the Rule 3a-2 safe harbor have been in furtherance of its business engagement as a global diversified holding company.  Furthermore, BRIX’s securities purchases do not constitute a primary business of investing, reinvesting or trading in securities, as BRIX engages in non-investment company business of being a real estate operating company.

17. Medidentic, supra note 15.

18 See, e.g., Firstmark, supra note 4; Completel, supra note 4; Sensar, supra note 15.

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2.	BRIX Satisfies the Conditions set forth in Section 6(c) of the Act for when the Commission may Grant an Exemption from the Provisions of the Act.

Through Section 6(c) of the Act, Congress granted the Commission the power to “conditionally or unconditionally exempt any person, security, or transaction . . . from any provisions of [the Act] or of any rule or regulation thereunder.”  Congress instructed that such an exemption is appropriate “if and to the extent that”: (i) the exemption is “necessary or appropriate in the public interest”; (ii) “consistent with the protection of investors”; and (iii) “consistent . . . with the purposes fairly intended by the policy and provisions of [the Act].”

As noted above, the Commission has used this exemptive power to allow for a company to make a transition out of the Act, even where it could no longer rely on Rule 3a-2.  The approach to transient investment companies taken by the Commission and its Staff, as evidenced by Rule 3a-2 and by no-action and exemptive relief provided to companies whose actions are within the intent (if not the letter) of Rule 3a-2, has been to assure that the Act is applied where needed, but only where needed – protecting shareholders where abuses may be likely but preserving shareholder value and Commission resources where they are not.(19)

The consequences of subjecting a company that is ill-suited to regulation under the Act (or that is engaged, or intends to engage, in a business that has been excepted from the Act) can be dire.  At best, such a company (and, thus, its shareholders) will be subject to the significant additional costs that are associated with compliance with the Act.  At worst, the company will be unable to engage in its intended business, since the provisions of the Act are designed for investment companies and are inconsistent with most operating company businesses.(20)

Thus, where it is reasonable to expect that regulation and registration under the Act would be only temporary and would not advance the intent of the Act, the public’s interest and that of the company’s shareholders is well served by providing for a transition period.  Doing so avoids a situation where companies would be required to register for a short time before de-registering upon the completion of a transition back to a non-investment or excepted business or a liquidation.  Moreover, it is inconsistent with public policy to devote Commission resources to regulate such an issuer as an investment company when it is clear that the issuer would immediately withdraw its registration upon return to non-investment company status or liquidation.

a.	The Requested Order is Necessary and Appropriate in the Public Interest

The Act was not intended to govern companies like BRIX, and requiring BRIX to register as an investment company would not benefit BRIX’s investors.  BRIX’s investors do not view BRIX’s business as an investment company business – nor did or does BRIX ever intend to engage, or hold itself out as intending to engage, in an investment company business.  In fact, registration and regulation as an investment company is inconsistent with BRIX’s business model and would not allow it to develop and strengthen its real estate operating company business. Compliance with the Act would impose upon BRIX unnecessary costs, require it to take actions with respect to certain of its assets and holdings which are not in the best long-term interests of the stockholders and would necessitate material alterations to its capital structure, the costs and effects of which will be borne, ultimately, by BRIX’s investors.  Specifically, the following requirements or limitations imposed by the Act are inconsistent with, inappropriate for, or would add additional and unnecessary costs to or prevent BRIX from deriving full value from, a global diversified holding company business.

19. As discussed above, the SEC and its Staff take the position that a company temporarily within the definition of an investment company should be provided the opportunity to transition to a non-investment or excepted business if the company did not intend to become (and does not wish to be) an investment company, provided the company makes a good faith effort to remove itself from the purview of the Act within a reasonable period.  Implicitly, this position recognizes that the SEC’s ultimate mission, and that of the Act, is to protect shareholders, markets and the investing public.

20. Section III.B.2.a, below, discusses certain elements of regulation under the Act which may be particularly inconsistent with, or inappropriate for, BRIX’s global diversified holding company business.

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(i).	Transactions with Affiliates

Requiring BRIX to register under the Act would subject the company to the severe restrictions on affiliated transactions imposed by Section 17 of the Act and would restrict BRIX’s ability to continue to operate in the best interests of its investors as an externally managed real estate investment company.  The investment companies that the Act is designed to govern typically are passive investors who purchase and sell portfolio securities as they seek to profit from appreciation in the market value of those securities.  By contrast, BRIX seeks to create value for its investors through acquiring, growing and operating successful real estate assets.  In doing so, BRIX may directly engage in transactions with subsidiaries, and may also encourage subsidiaries and other affiliates to engage in transactions with each other when such transactions are deemed likely to benefit each of those parties.  Examples of such transactions may include tenant in common or other joint property ownerships.

The limitations on transactions with “affiliated persons”(21) imposed by Section 17(a), 17(d) and Rule 17d-1 would severely limit BRIX’s ability to engage in these beneficial transactions as a real estate investment trust that is externally advised and sponsored by affiliates. Section 17(a)(1)&(2) generally prohibit affiliated persons, (“1st Tier Affiliates” ), or affiliated persons of affiliated persons (“2nd Tier Affiliates”), of an investment company from selling securities or other property to, or purchasing securities or other property from, the investment company or from any company controlled by the investment company.  Section 17(a)(3) prohibits First Tier and Second Tier Affiliates from borrowing money from an affiliated registered investment company or from any company controlled by such registered investment company.  Section 17(d) and Rule 17d-1 thereunder broadly prohibit 1st Tier Affiliates or 2nd Tier Affiliates from engaging in “joint transactions” with an affiliated investment company unless the SEC has issued an order approving the transaction.

Additionally, Section 17(a)(3) would prohibit BRIX from borrowing money from its affiliates because inter-company or joint borrowings or joint guarantees of debt could be deemed to be “joint transactions,” in violation of Section 17(d).  Given that entities in an externally managed REIT company structure commonly extend intercompany credit, the application of Section 17 to BRIX would be extremely disruptive and inconsistent with BRIX’s legitimate operations as a real estate operating company.

21. Section 2(a)(3) defines an affiliated person of another person to mean “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

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(ii).	Limitations on Borrowing

Registration under the Act would also limit BRIX’s ability to borrow and raise capital through the issuance of senior equity securities.  As BRIX does not have any redeemable securities outstanding, it would be classified as a “closed-end” investment company under Section 5(a) of the Act. Section 18(a) of the Act prohibits a closed-end fund from issuing “any class of senior security” unless, among other things, immediately after such issuance and after any payment of a distribution on, or repurchase of, any equity securities, the value of the investment company’s total assets, minus all liabilities and indebtedness other than senior securities, equals at least 300% of the value of all debt securities.(22)  Accordingly, Section 18(a) of the Act would effectively limit the amount that BRIX could borrow to one third of its total assets.  Moreover, Section 18(a) of the Act would also limit the ability of BRIX to raise capital through the issuance of preferred equity securities, requiring BRIX to maintain asset coverage of at least 200% of the liquidation preference of such securities.  These limitations on BRIX’s ability to borrow money or raise capital to implement its business plans could seriously and unnecessarily limit the company’s ability to successfully operate and grow its business.

(iii).	Obstacle to Transition to a Non-Investment Business

Even temporary registration as an investment company could also impede the ability of BRIX to transition itself back to non-investment company status.  Section 13(a) of the Act requires shareholder approval for a registered investment company to “[c]hange the nature of its business so as to cease to be an investment company.”  Therefore, were BRIX required to register as an investment company, even on a temporary basis, stockholder approval would be required to allow the company to return to a diversified holding company business.

(iv).	Custody Requirements

Requiring BRIX to register under the Act would require the company to comply with the custody requirements of Section 17(f) of the Act, which requires that an investment company’s assets be placed in the custody of: (i) a bank; (ii) a member of a national securities exchange, such as a broker-dealer; or (iii) the company itself, but only subject to stringent regulatory requirements.  Complying with these custody requirements would force BRIX unnecessarily to incur additional expense and would impose unnecessary administrative burdens in connection with BRIX’s holding of its assets.

Custodial practices applicable to registered funds differ from those applicable to holding companies.  At best, these practices would increase costs and inconvenience without providing measurable benefit, particularly with respect to BRIX’s interests in private companies that might be uncertificated.  At worst, these practices, by requiring that all assets be held by a custodian, could interfere with such common practices as maintaining internal ledgers or book entries to evidence inter-company loans or obligations.

(v).	Restrictions on Stock Options

Registration as an investment company could compromise BRIX’s ability to attract and retain talented employees by restricting the company’s ability to offer compensation programs that use options on company securities to incentivize employees.  Section 18(d) of the Act prohibits registered investment companies from issuing most rights to purchase securities of which such company is the issuer.  It is not uncommon for other types of companies, including holding companies or other companies with which BRIX may compete for talent, to compensate employees with options on company securities.  Section 18(d) of the Act would, therefore, make BRIX less competitive in attracting and retaining the highest quality of employees.

22. Section 18(g) of the Act defines a “senior security” to include any instrument evidencing indebtedness and any class of stock having priority as to the distribution of assets or payment of dividends.

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b.	The Requested Exemption is Consistent with the Protection of Investors

Even if the Commission exempts BRIX from the Act, BRIX believes that the Commission will nonetheless have sufficient regulatory authority over BRIX to assure the protection of investors.(23)  As an issuer conducting the Reg A+ Offering, BRIX is subject to reporting requirements – assuring that investors receive regular and periodic reports regarding the company and allowing the Commission a significant measure of oversight through the Staff’s review of those reports.

Moreover, the proposed relief is consistent with current investor expectations.  BRIX’s investors are generally well-informed regarding its business operations.  In addition, all the investors received their BRIX common stock with full knowledge of BRIX’s business based on disclosure provided in connection with the Reg A+ Offering and periodic reporting requirements.

As BRIX’s investors are generally well-aware, BRIX’s securities activities have, as described above, been consistently focused on protecting investor value and achieving BRIX’s goal to transition to a diversified holding company business. Accordingly, BRIX’s stockholders do not require, and would receive no material benefit from, the protections of the Act.(24)

c.	The Requested Exemption is Consistent with the Purposes Fairly Intended by the Policy and Provisions of the Act.

The purposes of the Act, fairly intended by its policy and provisions (and those of the rules adopted by the Commission thereunder), are not served when the Act’s requirements are imposed upon a company that is engaged in operations that the Act was not intended to regulate, even where such a company finds itself temporarily within the Act’s purview but has a bona fide intention to transition to a non-investment or excepted business.  Thus, the Commission and its Staff have consistently applied Rule 3a-2, and the policy behind it, in a manner intended to assure that the risks of allowing a transient investment company to operate outside of the Act so that the company can effect a return to a non-investment or excepted business are minimal in relation to the costs and consequences of subjecting that company to the Act.  In furtherance of this policy, the Commission has granted companies additional time, as necessary, to complete “bona fide [efforts] to cease meeting the statutory definition of the term ‘investment company’.”(25)

Relief is appropriate in BRIX’s case because the minimal risks (which are mitigated by the fact that BRIX has acted in good faith to effect its business model through the Current Investment Criteria and by the protections afforded investors pursuant to Regulation A) clearly do not justify the substantial burden and expense that would be imposed on BRIX and its investors if it were to be subjected to the Act.  In fact, the adverse consequences that would inure upon BRIX and its investors, including the overwhelming likelihood that BRIX would be forced to liquidate (or radically alter its business model in order to operate as a registered investment company) if it were to be unable to meet the terms of the Asset Tests or another exception in the short term, compel the conclusion that the purpose, policy and provisions of the Act would be ill-served absent relief.

23. In granting exemptive relief under Section 6(c) of the Act, the Commission has previously considered the protections afforded to investors under other statutes such as those provided under Regulation A of the Securities Act.

24. None of the abuses intended to be addressed by the Act is currently present here, nor would any be more likely to arise during the requested period than they would have been during the initial one year period under Rule 3a-2.

25. 3a-2 Proposing Release, supra note 4.

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IV.	BRIX’S CONDITIONS

BRIX agrees that if the requested order is granted: (i) it will continue its efforts to primarily engage in a non-investment business; and (ii) it will not invest in securities in a manner that is speculative or inconsistent with those efforts.

V.	PROCEDURAL MATTERS

All written or oral communications concerning this Application, including any notices or orders, should be directed to:

Gregory W. Preston, Esq.

Corporate Law Solutions, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

(949) 760-0107

gpreston@corp-law.com

All requirements for the execution and the filing of this Application on behalf of BRIX have been complied with in accordance with the charter documents of BRIX, and the undersigned officer of BRIX is fully authorized to execute this Application.  BRIX has adopted the resolutions attached as Exhibit A authorizing the filing of this Application.  The Verification required by Rule 0-2(d) under the Act is attached to this Application as Exhibit B.

VII.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, BRIX requests that the Commission issue an Order under Section 6(c) of the Act exempting BRIX from all provisions of the Act.  BRIX submits that such an Order is necessary or appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the provisions of the Act.

The Applicant has caused this Application to be duly signed on its behalf on the 23rd day of April, 2019.

BRIX REIT, Inc.

By:	/s/ RAYMOND J. PACINI
Name: Raymond J. Pacini
Title: Chief Financial Officer

EXHIBIT LIST

Exhibit A.	Resolutions by the Board of Directors of BRIX REIT, Inc.

Exhibit B.	Verification.

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EXHIBIT A

The following is a copy of recitals and resolution adopted by the Board of Directors (the “Board”) of BRIX REIT, Inc. (the “Company”), by unanimous written consent on April 23, 2019:

WHEREAS, since April 23, 2018, the Company has relied on an exception provided by Rule 3a-2 under the Investment Company Act of 1940, as amended (the “Act”) (the so-called “transient investment company” rule), to provide greater certainty that it would not be required to register under the Act;

WHEREAS, by its terms, Rule 3a-2 provides a safe harbor for a period not to exceed one year, which time will expire on April 23, 2019, and which may not be used more than once during any three year period;

WHEREAS, the Company intends to rely on an exception from the Act’s definition of an investment company (as set forth in Rule 3a-1 under the Act) by functioning as a company primarily engaged in non-investment company business through the Company’s direct ownership of real properties that (together with non-securities assets) constitute at least fifty-five percent of the Company’s total assets (exclusive of cash and government securities) on a consolidated basis; and

WHEREAS, the Board deems it to be in the best interests of the Company to submit an Application for Exemption (the “Application”) under Section 6(c) of the Act to the U.S. Securities and Exchange Commission (the “Commission”) for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act for the period specified in the Application.

NOW, THEREFORE, BE IT RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission the Application, substantially as described for the Board, for the purpose of obtaining an order from the Commission declaring the Company exempt from all provisions of the Act.

RESOLVED, FURTHER, that the proper officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to prepare, execute and cause to be filed with the Commission any and all amendments to the Application as such officer deems necessary or desirable.

RESOLVED, FURTHER, that the proper officers of the Company be, and each of them hereby is, authorized to take any and all other actions in the name and on behalf of the Company with respect to any matters relating to the Application or amendment thereof as they deem necessary or desirable.

RESOLVED, FURTHER, that any and all actions heretofore taken by the proper officers of the Company with respect to the foregoing be, and the same hereby are, approved, ratified and confirmed.

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EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated April 23, 2019, for and on behalf of BRIX REIT Inc. (the “Company”), that he is Chief Financial Officer of the Company; and that all action by the directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ RAYMOND J. PACINI
Name: Raymond J. Pacini

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